

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Martin L. Flanagan
President and Chief Executive Officer
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, GA 30309

> **Re: Invesco Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-13908**

Dear Mr. Flanagan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 10

We operate in an industry that is highly regulated . . . , page 12

1.   Please revise future filings, where appropriate, to identify your primary regulators. Also, disclose your minimum capital requirements, such as those mentioned in the second paragraph of this risk factor and the second paragraph on page 21.

Changes in the distribution channels on which we depend . . . , page 16

2.   Please revise future filings to quantify the "significant portion" of your investment products that are sold through financial intermediaries, mentioned in the first sentence of this risk factor. Also, identify any "major distributors" who are considered material to

the company.

Bermuda law differs from the laws in effect in the United States, page 18

3.   Please revise future filings to discuss any risks associated with the enforcement of civil liabilities under United States federal securities laws and to describe the "limited circumstances" in which shareholders have rights to take action against directors or officers of the company under Bermuda law.

We have anti-takeover provisions . . . , page 18

4.   Please revise future filings to describe the anti-takeover provisions in your Bye-laws.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Assets Under Management, page 27

5.   We note you present your assets under management (AUM) by channel, asset class, and client domicile and the average mix of active and passive AUM for the last three fiscal years in the tables provided on pages 30 through 35. We also note your discussion beginning on page 38 that investment management fees for products offered in the retail distribution channel are generally calculated as a percentage of the daily average asset balances, and for products offered in the institutional and private wealth management distribution channel, fees also vary in relation to the level of client assets managed. Finally, we note that retail products offered outside of the U.S. do not generate a separate distribution fee, as the quoted management fee rate is inclusive of these products. In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise the tables referred to above to include your average AUM by channel, asset class and client domicile.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 67

AUM Market Price Risk, page 67

6.   We note your disclosure, as it relates to market risk, that declines in equity or fixed income security market prices could cause revenues to decline. Please expand your disclosure to include a sensitivity analysis that demonstrates the impact that changes in the fair value of your managed assets could have on your results of operations (e.g. revenues and net income, etc.).

Securities Market Risk, page 67

7.   We note you disclose the carrying value of financial instruments carried at fair value if the fair value were to increase or decrease by 20%. Please revise this disclosure in your

future filings to also disclose the potential impact of the 20% increase and decrease on future earnings.

Item 8. Financial Statements and Supplementary Data, page 70

Notes to the Consolidated Financial Statements, page 81

Note 1 – Accounting Policies, page 81

Basis of Accounting and Consolidation, page 81

8.	In future filings, please revise your consolidation policy to provide a more detailed explanation of the process you undertake to assess each of the private equity and real estate funds in which you are the general partner and/or manage through a contract. Clarify, if correct, that you first assessed each private equity and real estate fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. In addition, identify how many of your unconsolidated funds are voting interest entities (VOEs) as opposed to VIEs.

Note 4 – Investments, page 98

9.	We note your disclosure that included in current investments are $113.4 million of seed money investments in affiliated funds used to seed funds as you launch new products. Please address the following:

- Tell us how often you create these new seed investments. For example, quantify the number of new seed products created during the periods presented.

- Describe your typical investment in the seed products. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

- Tell us how you account for your initial seed investment in sponsored investment products. For example, tell us whether you consolidate the investments if you are deemed to have a controlling financial interest and how you account for the underlying individual securities. Also, discuss the circumstances when you would no longer be deemed to control the seed investment, and identify the accounting method used when the seeded investment is deconsolidated.

- Clarify whether you determined the seeded investment funds to be VIEs or VOEs.

Note 9 – Debt, page 102

10.	We note that in connection with the Senior Notes issued in November 2012 that you (Parent) have fully and unconditionally guaranteed those securities. We also note from the related Indenture (filed as Exhibit 4.1 in your Form 8-K on November 9, 2012) that certain other subsidiaries are identified as guarantors as well. Explain to us why financial statements or condensed consolidating financial information, as required by Rule 3-10 of Regulation S-X, were not required to be filed or included in your financial statements. Please provide us with the specific authoritative guidance you used to support your conclusion and revise your future filings to clarify that there are additional guarantors.

Note 20 - Consolidated Investment Products, page 119

Quantitative Information about Level 3 Fair Value Measurements, page 128

11. We note your disclosure of the range of significant unobservable inputs used in the fair value measurement of level 3 assets and liabilities as well as qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Given the wide range of assumptions for several of the categories, please revise your future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average (e.g., weighted average by notional, principal, etc.).

12. We note your disclosure that investments in other private equity funds were excluded from the Level 3 table because the fair value was estimated using net asset value as a practical expedient. However, it is not clear to us where you have provided the minimum required disclosures of ASC 820-10-50-6A. Please advise or revise your disclosure in future filings as necessary**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or the undersigned at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. You may contact Aslynn Hogue at (202) 551-3841 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Branch Chief